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                             February 8, 2021

       Armon Sharei
       President and Chief Executive Officer
       SQZ Biotechnologies Company
       200 Arsenal Yards Boulevard, Suite 210
       Watertown, Massachusetts 02472

                                                        Re: SQZ Biotechnologies
Company
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
1, 2021
                                                            CIK No. 0001604477

       Dear Dr. Sharei:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kasey
Robinson at 202-551-5880 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Wesley Holmes